UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 4)*
Encompass Group Affiliates, Inc.

(Name of Issuer)
Common Stock, no par value per share

(Title of Class of Securities)
007511108

(CUSIP Number)
Neil Townsend, Esq.
399 Park Avenue
New York, NY 10022-4689
Phone: 212-705-7722

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 11, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS ACT-DE, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G.-ACT, LLC (formerly H.I.G.-ACT, Ltd.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. INVESTMENT GROUP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. ASSOCIATES III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. CAPITAL PARTNERS III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. ADVISORS III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS ANTHONY TAMER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS SAMI W. MNAYMNEH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

     This Amendment No. 4 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 27, 2007 by (i) ACT-DE, LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, LLC, a Delaware limited liability company (formerly H.I.G.—ACT, Ltd.) (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, no par value per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Encompass Group Affiliates, Inc. (formerly known as Advanced Communications Technologies, Inc.), a Florida corporation (the “Issuer”), as amended by Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2008, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2009 and Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on February 11, 2011 by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
     The Amendment No. 4 to the Schedule 13D is being filed to disclose certain matters in respect of the proposal (the “Proposal”) sent by Sankaty Advisors, LLC (“Sankaty”) to the Issuer on February 11, 2011 and disclosed in an amendment to Schedule 13D filed by Sankaty and certain of its affiliates on February 11, 2011.
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented to add the following:
Proposed Acquisition of Operating Subsidiaries of the Company
     The Proposal sets forth the terms for a proposed transaction in which certain funds advised by Sankaty (the “Sankaty Funds”) would acquire, through a newly formed limited liability company (“Newco”), all of the capital stock of Encompass Parts Distribution, Inc., an operating subsidiary of the Issuer (“OpCo”), or acquire substantially all of the assets (and assume substantially all of the liabilities) of Opco and its subsidiaries. In exchange, the Issuer would receive as consideration $1,000,000 in cash and 15% of the common equity of Newco. The Proposal also contemplates that the senior debt of the OpCo held by the Sankaty Funds would remain outstanding, however, the Issuer would no longer guaranty that debt. The subordinated debt of OpCo held by the Sankaty Funds would either be repaid as part of the transaction, assumed by Newco, or exchanged for preferred equity interests in Newco. Under the terms of the Proposal, holders of certain notes issued by the Issuer in connection with prior acquisitions would enter into mutually agreeable arrangements with Newco. It is contemplated that the Issuer would be relieved of its obligations under those notes. The OpCo would also reimburse the Issuer for certain expenses to be agreed upon. The Proposal is subject to a number of conditions (including conditions that (i) holders of certain notes of the Issuer enter into mutually agreeable arrangements with Newco, (ii) satisfactory completion of the Sankaty Funds’ due diligence and (iii) the negotiation and completion of definitive documentation). The foregoing description of the Proposal is qualified in its entirety by the Proposal, which is attached hereto as Exhibit 1 and is incorporated herein by reference.
     The Issuer’s Board of Directors has formed a special committee (the “Special Committee”) consisting of John G. Ball, Thomas Ketteler, Gerald Wedren and Wilbank Roche. The Special Committee also has been authorized to consider the Proposal and other strategic alternatives for the Company. The Special Committee has retained Cassel Salpeter & Co. to provide financial advice with respect to the fairness of Sankaty’s proposal and other strategic alternatives and to assist the Board with its evaluation process.

     ACT LLC is the majority holder of the Issuer’s outstanding shares of Series C Preferred Stock and Series E Preferred Stock. Certain transactions such as the transaction described in the Proposal require the approval of ACT LLC under the terms of the preferred securities. Accordingly, the Reporting Persons are evaluating the Proposal and intend to review continuously their investment in the Issuer as well as other alternatives to the Proposal. The Reporting Persons will conduct discussions regarding the Proposal with management of the Issuer, Sankaty, other stockholders of the Issuer or other relevant parties. Further, the Reporting Persons may also from time to time evaluate, and/or conduct discussions with one or more of such parties regarding, transactions or matters that may constitute one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented to add the following exhibits:

Exhibit	Description
1	Letter, dated February 11, 2011, from Sankaty Advisors, LLC to the Issuer.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 15, 2011

ACT-DE, LLC
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — ACT, LLC.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. INVESTMENT GROUP III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ASSOCIATES III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — CAPITAL PARTNERS III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ADVISORS III, L.L.C.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — GPII, INC.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

ANTHONY TAMER
By:	ACT-DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

SAMI W. MNAYMNEH
By:	ACT-DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President